UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2019

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Results of Operations and Financial Condition.

On June 14, 2019, Naked Brand Group Limited (the “Company”) issued a press release announcing financial results for the year ended January 31, 2019. A copy of the press release is attached hereto as Exhibit 99.1.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 11, 2019, the Company announced the appointment of David Anderson as Chief Financial Officer of the Company, which will become effective after the filing with the Securities and Exchange Commission of certain amendments to the Company’s existing registration statements, but no later than June 20, 2019. Mr. Anderson will replace Howard Herman, the Company’s current Chief Financial Officer, who is resigning from all positions held by him with the Company.

Mr. Anderson, 45 years old, joins the Company from Goodman Fielder, one of the largest consumer goods companies in New Zealand, where he served as Head of Finance from July 2016 until June 2019, overseeing all financial aspects of the business and leading numerous acquisitions. During his time at Goodman Fielder, Mr. Anderson developed and spearheaded the implementation of several strategic initiatives to drive improved performance throughout the business. Prior to Goodman Fielder, from June 2008 until July 2016, Mr. Anderson worked at Icebreaker, a global apparel brand sold in 43 countries worldwide, first as Chief Financial Officer starting in June 2008 and then as Chief Financial Officer and Chief Operating Officer starting in October 2012. Mr. Anderson played an important role in managing Icebreaker’s growth, as it approximately quadrupled sales while moving from a wholesale to a direct-to-consumer model, chiefly through company owned retail stores and e-commerce. Prior to Icebreaker, from 2001 to 2007, Mr. Anderson worked at PricewaterhouseCoopers, where he was Associate Director for Business Recovery Services, focusing primarily on business turnaround assignments. Mr. Anderson holds a Bachelor of Commerce and Administration in Accountancy and Commercial Law, as well as a Bachelor of Arts in Politics from Victoria University, Wellington.

In connection with his appointment, Mr. Anderson entered into an employment agreement with Bendon Limited (“Bendon”), the Company’s wholly-owned operating subsidiary. Mr. Anderson’s employment may be terminated upon three months’ notice by either party. Bendon also may summarily dismiss Mr. Anderson for any serious misconduct.

Under the employment agreement, Mr. Anderson will receive an annual salary of NZ$380,000. He also will be entitled to (i) an annual cash bonus of up to NZ$114,000 based on the achievement of certain performance targets set annually by the Company’s board of directors and (ii) an annual equity award of up to NZ$114,000 based on the achievement of revenue and EBITDA targets set annually by the Company’s board of directors.

The employment agreement contains provisions protecting the confidentiality of the Company’s information and assigning all intellectual property rights to the Company. The employment agreement also contains provisions restricting Mr. Anderson’s ability to compete with the Company during his employment and for a period of six months thereafter. The non-compete provisions generally impose restrictions on (i) soliciting or attempting to entice away employees of the Company or its subsidiaries, (ii) soliciting or accepting business from clients of the Company or its subsidiaries, or (iii) within a specified geographic area, participating in any competing business.

Attached as Exhibit 99.2 to this report is a press release dated June 11, 2019, issued by the Company, announcing Mr. Anderson’s appointment.

Other Events.

The Company has prepared an updated investor presentation as of June 14, 2019. A copy of this presentation is furnished as Exhibit 99.3 to this report.

Financial Statements and Exhibits.

Exhibit	Description

99.1	Press release dated June 14, 2019.

99.2	Press release dated June 11, 2019.

99.3	Investor presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 14, 2019

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman